

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

June 20, 2007

Scot W. Melland
President and Chief Executive Officer
Dice Holdings, Inc.
3 Park Avenue
New York, NY 10016

> **Re:** **Dice Holdings, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 18, 2007**
> **File No. 333-141876**

Dear Mr. Melland:

We have reviewed your filing and have the following comments.

Unaudited Pro Forma Combined Consolidated Statement of Operations, page 37

1. Please revise your pro forma consolidated statements of operations to present historical basic and diluted loss per share. Please also state the weighted average number of shares of common stock used to calculate basic and diluted loss per share.

2. Please revise note 5(d) to include your calculation of pro forma basic and diluted loss per share.

Principal and Selling Stockholders, page 119

3. With respect to the shares to be offered for resale by Quadrangle, Frank Nominees Limited and Rudd Family Trust, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that stockholder.

Dice Holdings, Inc. Consolidated Financial Statements for the Year Ended December 31, 2006

Consolidated Balance Sheets, page F-3

4. Please remove your pro forma presentation as of December 31, 2006, as such presentation violates Article 11 of Regulation S-X and should only be presented for the most recent balance sheet date.

Unaudited Pro Forma Information, page F-13

5. Please revise your disclosure to include your calculation of pro forma basic and diluted loss per share. Please include such calculation in your March 31, 2007 consolidated financial statements disclosures.

Exhibit 5.1 – Legal Opinion

6. Please revise the first paragraph to clarify that Paul Weiss has acted as counsel to Dice.

7. The assumptions relating to corporate actions (authorization of and filing the certificate of incorporation) and selling stockholder actions (approval to convert the preferred shares and exercise of options) assume material facts underlying the opinion. Furthermore, counsel's opinion with respect to the Secondary Shares already contemplates the Conversion and the 2005 Stock Plan and Option Agreements. Therefore, please delete these assumptions in the fourth paragraph.

8. Please indicate how many Secondary Shares are being sold pursuant to the Conversion and how many Secondary Shares are being sold pursuant to the 2005 Stock Plan and Option Agreements.

9. Where counsel refers to the General Corporation Law of the State of Delaware, counsel should confirm supplementally that it does not intend to exclude the Delaware Constitution and reported judicial decisions interpreting these laws. Counsel should file this correspondence on EDGAR, as it will be a part of the Commission's official file regarding this registration statement. See Section VIII.A.14 of our November 14, 2000 Current Issues Outline.

As appropriate, please amend your registration statement in response to these comments. You may contact Tracey Houser at (202) 551-3736 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: John C. Kennedy, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064